TransGlobe Energy CORPORATION

TSX: TGL

NASDAQ: TGA

www.trans-globe.com

2009 ANNUAL REPORT

TransGlobe Energy Corporation’s Annual General and Special Meeting of Shareholders Tuesday, May 11, 2010 at 3:00 PM Mountain Time Calgary Petroleum Club 319 – 5th Avenue S.W., Calgary, Alberta, Canada

CONTENTS

MESSAGE TO SHAREHOLDERS	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 3

MANAGEMENT’S REPORT	Page 21

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS	Page 22

CONSOLIDATED FINANCIAL STATEMENTS	Page 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Page 27

SUPPLEMENTARY INFORMATION	Page 45

Financial	Page 45

Reserves	Page 45

Production and Sales Volumes	Page 45

Share Information	Page 45

Summary of International Production Sharing Agreements	Page 46

Reserves and Estimated Future Net Reserves	Page 47

MESSAGE TO SHAREHOLDERS

I am pleased to report the results of 2009 to the shareholders. TransGlobe experienced substantial growth in reserves and production, primarily in our operated Egyptian properties. Production increased from an average 7,342 barrels of oil per day (“Bopd”) in 2008 to 8,980 Bopd in 2009 for a growth rate of 22%. Year-end 2009 Proved (“1P”) reserves increased 53% to 19.2 million barrels (“MMBbl”), representing a production replacement for the year of 301%. Proved plus Probable (“P+P”) reserves increased 22% to 24.2 MMBbl, representing a production replacement for the year of 234%.

These outcomes are a direct result of continuing to focus on building a portfolio of exploration and development opportunities. The portfolio ranges from development/ low exploration risk projects (West Gharib, Egypt and Block S-1, Yemen) which have a short investment cycle time, to medium / high risk exploration prospects on other projects. This portfolio allows the Company to allocate capital on a risk/reward basis across many investment opportunities and to continue to grow while maintaining a conservative financial position.

The benefits of this approach were directly evident in 2009, a year of financial crises and lower oil prices. TransGlobe was able to adjust capital budgets to lower oil prices and still maintain our reserves growth rate in excess of 20%. More importantly, finding and development costs were only $5.17 per barrel for Proved plus Probable and $3.77 per barrel for Proved reserves. This was a top tier result for the industry and demonstrates our ability to build shareholder value even in difficult financial times.

Production also grew to record levels during 2009. Seven successful development wells were drilled on the new discovery at Hana West. The total West Gharib Concession production increased to an average of 5,828 Bopd, which represents an increase of approximately 100% since we took over the project in September of 2007. Clearly, the success in Egypt will define our focus in the future.

The achievements of 2009 spanned a variety of areas. The Hana West development proceeded at a rapid pace with wells brought into production only days after the rig was moved off each site. The drilling team stepped up the pace with the new rig, reducing drilling times and costs. Production operations struggled with equipment failures during the summer of 2009. These issues were addressed through better field procedures and changing to higher quality equipment suppliers resulting in reductions in down time for production operations as we exited 2009. Improved field operations also resulted in increased water injection which provided a strong reservoir response in the Hana and Hoshia water floods. The success of these water floods had a positive impact on our year-end reserve statements. Approximately 65% of our 2009 reserve additions can be attributed to the West Gharib water floods.

TransGlobe management strongly believes these achievements are only made possible with a motivated and dedicated work force. Working towards that goal, the Company constructed a modern camp facility to improve field living conditions and instituted a strong culture of health safety and environmental standards.

The challenge still to be met at West Gharib is the exploitation of the Thebes / Nukhul reservoirs. These zones are oil charged in many areas but the low permeability results in sub-economic production in most wells. TransGlobe is applying new technology such as horizontal drilling and fracture stimulation to dramatically improve production. We achieved a very significant increase in production rates in the Arta field from our first fracture stimulation in January 2010. The Company will aggressively apply this technology to existing wells and will drill several new wells to confirm the early success. With the potential for large reserve and production increases this could be a game changing project for TransGlobe.

All of the achievements of 2009 are leading the Company into an even better 2010. The potential of the Nukhul reservoir at Arta and now at North Hoshia and Hoshia are showing great promise. There are many more locations identified to develop this reservoir, which has led us to contract an additional drilling rig to exploit this resource. The drilling success achieved early in 2010, combined with an expanded capital program, has increased our earlier projections for production targets from 9,500 Bopd average to 10,250 Bopd.

The Company is also increasing its exploration focus for 2010 with three wells planned for Yemen and eight planned for Egypt. A new exploration project area in the Western Desert of Egypt was entered into early in 2010 and several other potential projects are under evaluation. We will continue with our successful strategy of the past fifteen years, focusing on building a portfolio of projects that have many drilling opportunities and that can be quickly brought into production. This strategy has produced exceptional growth in reserves and production and cost efficient additions to shareholder value and we believe it will continue to do so for 2010 and the future.

Signed by:

“Ross G. Clarkson”

Ross G. Clarkson
President and Chief Executive Officer
March 9, 2010

2009	2

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 9, 2010

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, together with the notes related thereto. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). The effect of significant differences between Canadian and United States accounting principles is disclosed in Note 19 of the consolidated financial statements. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This Management’s Discussion and Analysis (“MD&A”) may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, except as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

               Funds Flow from Operations
This document contains the term “funds flow from operations” and “funds flow from continuing operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

               Reconciliation of Funds Flow from Operations and Funds Flow from Continuing Operations

($000s)	2009	2008
Cash flow from operating activities	36,799	57,793
Changes in non-cash working capital from continuing operations	8,458	1,269
Changes in non-cash working capital from discontinued operations	(193)	205
Funds flow from operations	45,064	59,267
Less: Funds flow from discontinued operations	-	6,908

Funds flow from continuing operations	45,064	52,359

               Debt-to-funds flow ratio
Debt-to-funds flow is a non-GAAP measure that is used to assess the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

3	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

               Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose continuing activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East/North Africa growth company.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume
amounts)	2009	% Change	2008	% Change	2007
Total Operations
Average production volumes (Boepd)	8,980	22	7,342	30	5,651
Average sales volumes (Boepd)	8,980	22	7,342	29	5,692
Average price ($/Boe)	51.19	(41)	86.96	32	65.80
Oil and gas sales	167,798	(28)	233,695	71	136,709
Oil and gas sales, net of royalties and other	102,805	(22)	132,393	51	87,911

Cash flow from operating activities	36,799	(36)	57,793	8	53,618
Funds flow from operations*	45,064	(24)	59,267	14	52,141
Funds flow from operations per share
- Basic	0.70		0.99		0.87
- Diluted	0.70		0.98		0.86

Net (loss) income	(8,417)	(127)	31,523	146	12,802
Net (loss) income per share
- Basic	(0.13)		0.53		0.21
- Diluted	(0.13)		0.52		0.21

Continuing Operations
Average production volumes (Bopd)	8,980	31	6,858	61	4,258
Average sales volumes (Bopd)	8,980	31	6,858	61	4,258
Average price from continuing operations ($/Bbl)	51.19	(42)	88.66	23	72.17
Oil sales	167,798	(25)	222,538	98	112,171
Oil sales, net of royalties and other	102,805	(17)	123,231	82	67,628

Cash flow from operating activities	36,606	(28)	51,090	37	37,418
Funds flow from continuing operations*	45,064	(14)	52,359	44	36,285
Funds flow from continuing operations per share
- Basic	0.70		0.88		0.61
- Diluted	0.70		0.86		0.60

Net (loss) income	(8,417)	(136)	23,173	177	8,380
Net (loss) income per share
- Basic	(0.13)		0.39		0.14
- Diluted	(0.13)		0.38		0.14

Total assets	228,882	-	228,238	12	204,219
Cash and cash equivalents	16,177	112	7,634	(40)	12,729
Total long-term debt, including current portion	49,799	(13)	57,230	1	56,685
Debt-to-funds flow ratio**	1.1		1.0		1.1

Reserves
Total proved (MMboe)	19.2	53	12.6	6	11.9
Total proved plus probable (MMBoe)	24.2	22	19.8	21	16.4

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

In 2009 compared with 2008, TransGlobe,

  Increased Proved reserves by 6.6 MMBbl, representing a production replacement of 301%, primarily from the development of its operated West Gharib concession in Egypt;
  Increased total production by 22%, as a result of a 90% increase in production from Egypt offset by the loss of production from the sale of Canadian operations and declining production in Yemen;
  Funds flow decreased by 24% (down 14% from continuing operations) primarily due to a 41% decrease in realized oil prices, offset by increased production and lower royalties and taxes;
  Realized an operating loss of $8.4 million due to decreased revenues coupled by an unrealized derivative loss versus a gain in 2008 and a 34% increase in depreciation and depletion due to increased production; and
  Decreased debt by $8.0 million resulting in a debt-to-funds flow ratio of 1.1 at December 31, 2009 (December 31, 2008 – 1.0).

2009	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 TO 2008 NET INCOME (LOSS) VARIANCES

	$000s	$Per Share Diluted	Variance %
2008 net income	31,523	0.52
Cash items
Volume variance	39,295	0.60	125
Price variance	(94,035)	(1.46)	(298)
Royalties	34,314	0.53	109
Expenses:
Operating	(5,432)	(0.08)	(17)
Realized derivative loss	6,010	0.09	19
Cash general and administrative	(1,033)	(0.02)	(3)
Current income taxes	10,377	0.16	33
Realized foreign exchange loss	948	0.01	3
Interest on long-term debt	2,387	0.04	8
Other income	(126)	-	-
Cash flow from discontinued operations	(6,908)	(0.11)	(22)
Total cash items variance	(14,203)	(0.24)	(43)
Non-cash items
Unrealized derivative loss	(13,228)	(0.21)	(42)
Depletion, depreciation and accretion	(12,201)	(0.20)	(40)
Stock-based compensation	(181)	-	(1)
Amortization of deferred financing costs	1,315	0.02	4
Non-cash income from discontinued operations	(1,442)	(0.02)	(5)
Total non- cash items variance	(25,737)	(0.41)	(84)

2009 net loss	(8,417)	(0.13)	(127)

Despite record production in 2009, net income decreased by $39.9 million from 2008, resulting in a $8.4 million loss. This is mainly as a result of a 41% decrease in realized oil prices, an unrealized derivative loss (versus a gain in 2008) and a 34% increase in depreciation and depletion due to increased production.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2009	2008

Dated Brent average oil price ($/Bbl)	61.51	96.99
U.S./Canadian Dollar average exchange rate	1.1415	1.0671

The average price of Dated Brent oil was 37% lower in 2009 versus 2008. Financial market instability and a worldwide recession resulted in a steep decline in the price of Dated Brent oil in Q4-2008, with lower price levels continuing into 2009. Oil prices partially recovered in the latter half of 2009 and Dated Brent averaged $74.56/Bbl in Q4-2009 a 36% increase over the same period last year.

The global financial crisis, which developed in late 2008 and continued throughout 2009, has increased the risk associated with timely access to debt, capital, and banking markets, along with market instability which may have an impact on TransGlobe’s ability to obtain additional funding in the future. To mitigate this risk, management has been adjusting operational and financial risk strategies and continues to monitor the 2010 capital budget and the Company’s long-term plans. The Company has designed its 2010 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Corporate Acquisition

On February 5, 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Egypt. With the acquisition of GHP, the Company held 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the remaining 25% financial interest in the eight non-Hana development leases in the West Gharib Concession. The total cost of the acquisition was $18.0 million. In addition, the Company could pay up to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010. Following this acquisition, TransGlobe now holds 100% working interest in the West Gharib Concession in Egypt.

5	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued Operations

TransGlobe sold the Canadian segment of its operations on April 30, 2008 to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the Canadian assets was C$56.7 million, subject to normal closing adjustments. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2009				2008
($000s, except per share, price
and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q -3	Q-2	Q-1
Total Operations
Average sales volumes (Boepd)	8,656	8,864	9,619	8,788	6,893	6,935	7,706	7,845
Average price ($/Boe)	62.84	57.41	48.62	35.88	46.18	104.55	110.21	84.63
Oil and gas sales	50,044	46,818	42,557	28,379	29,285	66,707	77,283	60,419
Oil and gas sales, net of royalties and other	28,788	28,495	26,462	19,060	18,272	36,577	41,629	35,915

Cash flow from operating activities	12,594	1,264	15,052	7,889	11,252	20,652	9,573	16,316
Funds flow from operations*	9,703	12,603	14,117	8,641	6,134	16,775	18,485	17,873
Funds flow from operations per
share
- Basic	0.15	0.19	0.22	0.14	0.10	0.28	0.31	0.30
- Diluted	0.15	0.19	0.22	0.14	0.10	0.27	0.31	0.30

Net (loss) income	2,516	(1,618)	(4,361)	(4,954)	7,640	24,790	(5,365)	4,458
Net (loss) income per share
- Basic	0.04	(0.02)	(0.07)	(0.08)	0.14	0.41	(0.09)	0.07
- Diluted	0.04	(0.02)	(0.07)	(0.08)	0.13	0.41	(0.09)	0.07

Continuing Operations
Average sales volumes (Bopd)	8,656	8,864	9,619	8,788	6,893	6,935	7,283	6,322
Average price ($/Bbl)	62.84	57.41	48.62	35.88	45.97	104.55	112.59	90.49
Oil sales	50,044	46,818	42,557	28,379	29,151	66,707	74,616	52,064
Oil sales, net of royalties and other	28,788	28,495	26,462	19,060	17,765	36,577	39,541	29,348

Cash flow from continuing operating activities	12,593	1,137	14,774	8,102	11,010	20,483	8,078	11,519

Funds flow from continuing operations*	9,703	12,603	14,117	8,641	5,579	16,775	16,841	13,164

Funds flow from continuing operations per share
- Basic	0.15	0.19	0.22	0.14	0.09	0.28	0.28	0.22
- Diluted	0.15	0.19	0.22	0.14	0.09	0.27	0.28	0.22

Net (loss) income	2,516	(1,618)	(4,361)	(4,954)	7,482	24,787	(11,449)	2,353
Net (loss) income per share
- Basic	0.04	(0.02)	(0.07)	(0.08)	0.13	0.41	(0.19)	0.04
- Diluted	0.04	(0.02)	(0.07)	(0.08)	0.12	0.41	(0.19)	0.04

Total assets	228,882	228,964	229,658	238,145	228,238	234,501	205,535	249,401
Cash and cash equivalents	16,177	14,804	23,952	22,041	7,634	8,593	11,673	11,935
Total long-term debt, including current portion	49,799	52,686	52,551	57,347	57,230	57,127	42,197	95,601
Debt-to-funds flow ratio**	1.1	1.3	1.2	1.1	1.0	0.9	0.7	1.6

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

During the fourth quarter of 2009, TransGlobe:

  Funded capital programs entirely with funds flow from operations;
  Increased production by 26% compared with Q4-2008 due to drilling successes in the West Gharib Concession in Egypt;
  Increased funds flow from continuing operations by 74% from Q4-2008 due to a 36% increase in commodity prices and a 26% increase in sales volumes;
  Net income decreased $5.1 million from Q4-2008 despite higher prices and volumes, primarily due to an unrealized derivative gain decreasing from $11.8 million in Q4-2008 to $0.4 million; and
  Net income increased by $4.1 million from Q3-2009 primarily due to a 51% decrease in depletion and depreciation (“DD&A”) as a result of the West Gharib reserve additions at the end of 2009.

2009	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest, Before Royalties and Other

			2009	2008
Egypt	- Oil sales	Bopd	5,828	3,072*
Yemen	- Oil sales	Bopd	3,152	3,786
Total continuing operations
	- daily sales volumes	Bopd	8,980	6,858
Canada	- Oil and liquids sales**	Bopd	-	115
	- Gas sales**	Mcfpd	-	2,212
Canada		Boepd	-	484

Total Company – daily sales volumes		Boepd	8,980	7,342

*

Egypt includes the operating results of GHP for the period February 5, 2008 to December 31, 2008 and the property acquisition for the period from August 18, 2008 to December 31, 2008. In those periods, production averaged 1,037 Bopd and 369 Bopd, respectively, for yearly averages of 938 Bopd and 137 Bopd, respectively.

**	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production from the Canadian assets averaged 1,463 Boepd for a yearly average of 484 Boepd.

Netback from Continuing Operations

Consolidated

	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	167,798	51.19	222,538	88.66
Royalties and other	64,993	19.83	99,307	39.56
Current taxes	21,853	6.67	32,230	12.84
Operating expenses	24,765	7.56	19,333	7.70

Netback	56,187	17.13	71,668	28.56

Egypt

	2009		2008
(000s, except per Bbl amounts)	$	$Bbl	$	$/Bbl
Oil sales	98,801	46.45	86,778	77.18
Royalties and other	34,684	16.30	35,410	31.49
Current taxes	13,980	6.57	14,627	13.01
Operating expenses	14,703	6.91	6,972	6.20

Netback	35,434	16.67	29,769	26.48

In Egypt, the netback per Bbl decreased 37% in 2009 compared with 2008, mainly as a result of oil prices decreasing by 40%. The oil price decrease was partially offset by lower realized royalty and tax rates. In 2009, the average realized oil price for the West Gharib crude had a gravity/quality adjustment of approximately $15.06/Bbl (24%) to the average Dated Brent oil price versus a $19.82/Bbl (20%) differential in 2008. In 2010, the Company expects these differentials to narrow to the 10% range.

  Royalties and taxes as a percentage of revenue decreased to 49% in 2009, compared with 58% in 2008. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.
  Operating expenses for 2009 increased 11% on a per Bbl basis, due to an increased number of workovers and higher staffing levels.

Yemen

	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	68,997	59.97	135,760	97.97
Royalties and other	30,309	26.34	63,897	46.11
Current taxes	7,873	6.84	17,603	12.70
Operating expenses	10,062	8.75	12,361	8.92

Netback	20,753	18.04	41,899	30.24

7	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Yemen, the netback per Bbl decreased 40% in 2009 compared with 2008, primarily as a result of the 39% decrease in oil prices.

  Royalties and taxes as a percentage of revenue decreased to 55% in 2009 compared with 60% in 2008. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost oil, whereby the Block 32 and Block S- 1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in the Ministry of Oil and Minerals’ take of oil production.
  Operating expenses on a per Bbl basis remained flat year over year.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and to stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in 2007 due to a marked increase in debt levels and again in 2009 to protect the cash flows from the added risk of commodity price exposure and in order to comply with the covenants set forth by the Company’s lending institutions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

From a corporate perspective, the weak oil prices in 2009 had a negative impact on the Company’s revenue; however, these prices resulted in only $0.9 million of realized loss recorded on the derivative commodity contracts compared with $6.9 million of realized losses in 2008. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $2.8 million asset at December 31, 2008 to a $0.5 million liability at December 31, 2009 due to the strengthening of commodity prices since December 31, 2008, thus resulting in a $3.3 million unrealized loss on future derivative commodity contracts being recorded in the year.

($000s)	2009	2008
Realized cash loss on commodity contracts*	(891)	(6,901)
Unrealized (loss) gain on commodity contracts**	(3,322)	9,906

Total derivative (loss) gain on commodity contracts	(4,213)	3,005

*	Realized cash loss represents actual cash settlements or receipts under the respective contracts.
**	The unrealized (loss) gain on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil prices in 2010 are consistent with the estimated Dated Brent forward curve prices at the end of 2009, the derivative liability will be realized over the year. However, a 10% decrease in Dated Brent oil prices would result in a $0.9 million decrease in the derivative commodity contract liability, thus decreasing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would increase the unrealized loss on commodity contracts by $0.7 million. The following commodity contracts are outstanding at December 31, 2009:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
January 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00

The total volumes hedged for 2010 are:

2010
Bbls	288,000
Bopd	789

At December 31, 2009, all of the derivative commodity contracts were classified as current liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2009		2008
(000s, except per Boe amounts)	$	$Bbl	$	$Boe
G&A (gross)	12,550	3.83	11,012	4.10
Stock-based compensation	2,011	0.61	1,830	0.68
Capitalized G&A	(3,109)	(0.95)	(2,583)	(0.96)
Overhead recoveries	(25)	(0.01)	(46)	(0.02)

G&A (net)	11,427	3.48	10,213	3.80

G&A increased 12% in 2009, compared with 2008 mostly as a result of higher insurance costs and increased staffing levels in Egypt. On a per Bbl basis, G&A was down 8% from 2008 due to increased production.

2009	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTEREST ON LONG-TERM DEBT

Interest expense for 2009 decreased to $2.5 million (2008 - $6.2 million), as a result of lower debt levels throughout 2009 coupled with lower interest rates. Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In 2009, the Company expensed $0.6 million of transaction costs (2008 - $1.9 million). The Company had $50.0 million of debt outstanding at December 31, 2009 (December 31, 2008 - $58.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

DEPLETION AND DEPRECIATION (“DD&A”)

	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	37,942	17.84	23,052	20.50
Yemen	9,436	8.20	11,993	8.65
Corporate	201	-	333	-

	47,579	14.52	35,378	14.09

In Egypt, DD&A increased 65% in 2009, due to DD&A charges on increased production from the West Gharib PSC in Egypt. Property and equipment are depleted based on proved reserves; therefore, the 13% decrease on a Bbl basis of Egypt DD&A was due to a 125% increase in proved reserves in Egypt at the end of 2009. As a result of the reserve increases the Q4-2009 DD&A in Egypt was down to $8.96/Bbl, compared with an average DD&A rate of $20.82/Bbl during the first three quarters of 2009.

In Yemen, DD&A, on a per Bbl basis for the year ended December 31, 2009, decreased 5% over 2008 due to decreased capital spending and reserve additions on Block S-1 and Block 32 at year-end 2009.

In Egypt, unproven properties of $9.8 million (2008 - $10.0 million) relating to Nuqra ($7.9 million) and West Gharib ($1.9 million) were excluded from the costs subject to depletion and depreciation. In Yemen, unproven property costs of $10.8 million (2008 - $7.2 million) relating to Block 72, Block 75 and Block 84 were excluded from the costs subject to depletion and depreciation.

CAPITAL EXPENDITURES

($000s)	2009	2008
Egypt	28,349	34,797
Yemen	7,013	8,819
Corporate	184	241
	35,546	43,857
Acquisition	-	54,602

Total	35,546	98,459

In Egypt, total capital expenditures for the year ended December 31, 2009 were down 19% from 2008, due to a reduced capital program in response to lower oil prices in 2009. The Company drilled 13 wells, resulting in eight oil wells (six in Hana West, one in East Hoshia and one in Arta), one dry hole in East Hoshia and four water source wells as part of the waterflood projects at Hana and Hoshia.

In Yemen, total capital expenditures in the year ended December 31, 2009 were $7.0 million (2008 - $8.8 million). The Company drilled two oil wells on Block 32 and completed a 3-D seismic acquisition program on Block 75.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate all acquisitions net of any dispositions during the year.

9	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Proved
($000s, except volumes and $/Boe amounts)	2009	2008	2007
Total capital expenditure	35,546	43,292	37,015
Acquisitions	-	58,946	62,821
Dispositions	-	(57,295)	-
Net change from previous year’s future capital	1,816	(6,479)	(2,467)
	37,362	38,464	97,369
Reserve additions and revisions (MBoe)
Exploration and development	9,921	3,129	1,634
Acquisitions, net of dispositions	-	118	2,953
Total reserve additions (Mboe)	9,921	3,247	4,587

Average cost per Boe
F&D	3.77	11.77	21.14
FD&A	3.77	11.85	21.23

Three-year weighted average cost per Boe
F&D	7.40	14.97	15.77
FD&A	9.75	16.62	17.25

Proved Plus Probable
($000s, except volumes and $/Boe amounts)	2009	2008	2007
Total capital expenditure	35,546	43,292	37,015
Acquisitions	-	58,946	68,716
Dispositions	-	(57,295)	-
Net change from previous year’s future capital	4,112	(8,602)	(6,587)
	39,658	36,341	99,144
Reserve additions and revisions (MBoe)
Exploration and development	7,670	5,200	1,537
Acquisitions, net of dispositions	-	709	5,264
Total reserve additions (Mboe)	7,670	5,909	6,801

Average cost per Boe
F&D	5.17	6.67	19.79
FD&A	5.17	6.15	14.58

Three-year weighted average cost per Boe
F&D	7.27	12.35	19.88
FD&A	8.59	12.14	16.81

Note:

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three Year
Proved	Weighted
	Average	2009	2008	2007
Netback ($/Boe)*	19.45	13.75	22.05	25.10
Proved F&D costs ($/Boe)	7.40	3.77	11.77	21.14
Proved FD&A costs ($/Boe)	9.75	3.77	11.85	21.23
F&D Recycle ratio	2.63	3.65	1.87	1.19
FD&A Recycle ratio	1.99	3.65	1.86	1.18

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

	Three Year
Proved Plus Probable	Weighted
	Average	2009	2008	2007
Netback ($/Boe)*	19.45	13.75	22.05	25.10
Proved plus Probable F&D costs ($/Boe)	7.27	5.17	6.67	19.79
Proved plus Probable FD&A costs ($/Boe)	8.59	5.17	6.15	14.58
F&D Recycle ratio	2.67	2.66	3.31	1.27
FD&A Recycle ratio	2.26	2.66	3.59	1.72

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

Despite a 38% decrease in netback, the 2009 proved recycle ratios increased from 2008 mainly as a result of probable reserves being converted to proved, mainly as a result of waterflood simulation and field response at Hoshia and Hana and the development of Hana West pool. The proved plus probable ratios decreased from 2008 mainly due to a lower netback per Bbl in 2009 compared to 2008. The increase in the 2008 proved and proved plus probable recycle ratios, from 2007, was mainly as a result of higher reserve additions.

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing proved reserves with the netback from production. The ratio is calculated by dividing the netback by the proved finding and development cost on a per Boe basis.

2009	10

MANAGEMENT’S DISCUSSION AND ANALYSIS

($000s, except volumes and per Boe amounts)	2009	2008	2007
Net income	(8,417)	31,523	12,802
Adjustments for non-cash items:
Depletion, depreciation and accretion	47,579	38,056	31,172
Stock-based compensation	2,011	1,830	1,086
Future income taxes	-	(82)	45
Amortization of deferred financing costs	569	1,884	153
Unrealized loss (gain) on commodity contracts	3,322	(9,906)	7,098
Gain on sale	-	(4,012)	-
Settlement of asset retirement obligations	-	(25)	(215)
Netback*	45,064	59,268	52,141
Sales volumes (MBoe)	3,278	2,687	2,078

Netback per Boe*	13.75	22.05	25.10

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

OUTSTANDING SHARE DATA

As at December 31, 2009, the Company had 65,398,639 common shares issued and outstanding.

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (US$16.3 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid, which commenced September 7, 2009 and will terminate September 6, 2010. During the year ended December 31, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 (US$3.66) per share. In 2008, the excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.1 times at December 31, 2009. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2009 and 2008:

Sources and Uses of Cash

($000s)	2009	2008
Cash sourced
Funds flow from continuing operations*	45,064	52,359
Increase in long-term debt	-	55,000
Exercise of options	-	514
Issuance of common shares, net of share issuance costs	15,374	-
Other	-	201
	60,438	108,074
Cash used
Capital expenditures	35,546	43,857
Bank financing costs	-	1,339
Acquisitions	-	62,392
Repayment of long-term debt	8,000	55,000
Repurchase of common shares	-	1,135
Options surrendered for cash payments	13	256
	43,559	163,979
Net cash from continuing operations	16,879	(55,905)
Net cash from discontinued operations	193	53,098
Changes in non-cash working capital	(8,529)	(2,288)
Increase (decrease) in cash and cash equivalents	8,543	(5,095)
Cash and cash equivalents – beginning of year	7,634	12,729

Cash and cash equivalents – end of year	16,177	7,634

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

11	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Funding for the Company’s capital expenditures and long-term debt repayment was provided by funds flow from operations and the proceeds from the issuance of common shares. The Company expects to fund its 2010 exploration and development program of $63.0 million and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2010 may also be utilized to accelerate existing projects, retire existing debt or to finance new opportunities. Fluctuations in commodity prices, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2009, the Company had negative working capital of $11.8 million (December 31, 2008 – $24.0 million). The decrease in working capital in 2009 is due to the re-classing of long-term debt to current as the current Revolving Credit facility expires in September 2010. Accounts receivable have mainly increased in Egypt due to increased production and increased prices at the end of 2009 versus 2008. These receivables are not considered to be impaired. However, to mitigate this risk, the Company has insured the receivable balance. Since year end, the collection period for the Egypt receivables has decreased.

At December 31, 2009, TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement are due September 25, 2010. The Company is in discussion on a new credit facility and expects to enter into a new facility in the second quarter of 2010.

($000s)	December 31, 2009	December 31, 2008
Revolving Credit Agreement	50,000	58,000
Unamortized transaction costs	(201)	(770)
	49,799	57,230

Current portion of long-term debt	49,799	-
Long-term debt	-	57,230

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	14,800	14,800	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	50,000	-	-	-
Derivative commodity contracts	Yes-Liability	514	514	-	-	-
Office and equipment leases	No	1,504	738	766	-	-
Minimum work commitments[3]	No	20,586	10,353	4,953	5,280	-

Total		87,404	76,405	5,719	5,280	-

[1]	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at December 31, 2009 exchange rates.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the Concession Agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

TransGlobe has signed a farm-out agreement and has committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second, 30-month, exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

2009	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program, consisting of seismic acquisition and four exploration wells. The first, 42-month exploration period will commence if the PSA is finalized and ratified by the Government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only, the sale of which closed April 30, 2008. The Canadian operations and results have been accounted for as discontinued operations.

	2009		2008
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Net operating results
Oil sales	-	-	2,198	96.75
Gas sales ($ per Mcf)	-	-	7,226	8.92
NGL sales	-	-	1,638	84.38
Other sales	-	-	94	-
	-	-	11,156	63.00
Royalties and other	-	-	1,994	11.26
Operating expenses	-	-	2,228	12.58

Netback	-	-	6,934	39.16

Depletion, depreciation and accretion	-	-	2,678	15.12

Future income taxes	-	-	82	-

Capital expenditures	-		857

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease agreements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2009.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2010

The 2010 outlook provides information as to management’s expectation for results of operations for 2010. Readers are cautioned that the 2010 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

2010 Outlook Highlights

  Production is expected to average between 10,000 Bopd and 10,500 Bopd, a 14% increase over the 2009 average production;
  Exploration and development spending is budgeted to be $63.0 million, an 77% increase from 2009 (allocated 77% to Egypt and 23% to Yemen) funded by funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $65.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $67.0 million.

2010 Production Outlook

Production for 2010 is expected to average between 10,000 Bopd and 10,500 Bopd, representing a 14% increase over the 2009 average production of 8,980 Bopd. This target includes increased production from the Hana, Hana West, Hoshia, Arta and East Arta in Egypt, and production from the development drilling program on Block S-1 in Yemen. Production from Egypt is expected to average approximately 7,550 Bopd during 2010, with the balance of approximately 2,700 Bopd coming from the Yemen properties.

13	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Forecast
	2010 Guidance	2009 Actual	% Change*

Barrels of oil per day	10,000-10,500	8,980	14

*     % growth based on mid-point of outlook.

2010 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and a Dated Brent oil price of $65.00/Bbl.

2010 Funds Flow From Operations Outlook

($ million)	2010 Guidance	2009 Actual	% Change*

Funds flow from operations**	67.0	45.1	49

*    % growth based on mid-point of outlook.
** Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 49% in 2010. One of the key factors in the increased funds flow in 2010 is due to a better expected oil price differential, to average Dated Brent benchmark price, in Egypt. In 2009 the Company has been experiencing Egypt price differentials, to average Dated Brent, in the 24% range, while in 2010 we expect these differentials to narrow to the 10% range. Variations in production and commodity prices during 2010 could significantly change this outlook. An increase in the oil price of $10.00/Bbl would increase anticipated funds flow by approximately $10.0 million for the year, while a $10.00/Bbl decrease in the oil price would result in anticipated funds flow decreasing by approximately $7.0 million.

2010 Capital Budget

($ million)	2010
Egypt	48.7
Yemen	14.1
Corporate	0.2

Total	63.0

The 2010 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in 37 wells in 2010. It is anticipated the Company will fund its entire 2010 capital budget from funds flow and working capital. The Company has designed its 2010 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

RISKS

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

  Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;
  Operational risks including capital, operating and reserves replacement risks;
  Safety, environmental and regulatory risks; and
  Political risks.

Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:

Financial Risks

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

The global financial crisis, which developed in late 2008 and continued throughout 2009, has increased the risk associated with timely access to debt, capital, and banking markets, along with market instability which may have an impact on TransGlobe’s ability to obtain additional funding in the future. To mitigate this risk, management has been adjusting operational and financial risk strategies and continues to monitor the 2010 capital budget and the Company’s long-term plans. The Company has designed its 2010 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

2009	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

b) Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. The Company does not utilize derivatives to manage this risk.

When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase or a 10% decrease in the value of the Canadian dollar against the U.S. dollar would result in a decrease to net income of $0.1 million or an increase to net income of $0.1 million, respectively, for the year ended December 31, 2009. The Company maintains Egyptian pound cash balances to offset the Egyptian pound liabilities, and therefore, the Company believes its exposure to Egyptian pound fluctuations is not significant.

c) Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2009 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income by $0.5 million for the year ended December 31, 2009. The effect of interest rates decreasing by 1% would increase the Company’s net income by $0.6 million for year ended December 31, 2009.

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations and derivative commodity contracts. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. While the Company has no reason to believe that it will not collect this account receivable in full, there can be no assurance that this will occur. In the event the government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. To mitigate this risk, the Company has entered into an insurance program on a portion of the receivable balance. The Company assesses the need for this program on a monthly basis. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2009 production to one purchaser. In Yemen, the Company sold all of its 2009 Block 32 production to one purchaser and all of its 2009 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

To mitigate these risks, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

15	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Risks

The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.

Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.

To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, Environmental and Regulatory Risks

To mitigate environmental risks the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met.

Security risks are managed through security policies designed to protect TransGlobe’s personnel and assets. The Company has a “Whistleblower” protection policy which protects employees if they raise any concerns regarding TransGlobe’s operations, accounting or internal control matters.

Regulatory and legal risks are identified and monitored by TransGlobe’s corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risks

TransGlobe operates in countries with different political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, and economic and legal sanctions and other uncertainties arising from foreign governments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management’s assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 1 of the Consolidated Financial Statements.

Oil and Gas Reserves

TransGlobe’s proved and probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Full Cost Accounting for Oil and Gas Activities

a) Depletion and Depreciation Expense
TransGlobe follows the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry to account for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis and costs associated with production are expensed. The capitalized costs are depleted, depreciated and amortized using the unit-of-production method based on estimated proved reserves. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of depletion, depreciation and amortization. A downward revision in a reserve estimate could result in a higher DD&A charge to earnings. In addition, if net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates (see asset impairment discussion below), the excess must be written off as an expense charged against earnings. In the event of a property disposition, proceeds are normally deducted from the full cost pool without recognition of a gain or loss unless there is a change in the DD&A rate of 20% or greater.

2009	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

b) Unproved Properties
Certain costs related to unproved properties and major development projects are excluded from costs subject to depletion and depreciation until the earliest of a portion of the property becomes capable of production, development activity ceases or impairment occurs. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

c) Asset Impairments
Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment loss is limited to an amount by which the carrying amount exceeds the sum of:

i)	the fair value of reserves; and
ii)	the costs of unproved properties that have been subject to a separate impairment test.

Production Sharing Agreements

International operations conducted pursuant to production sharing agreements (PSAs) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost the classification of all financial instruments is the same at inception and at December 31, 2009. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

17	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospective application. The application of this EIC did not have a material effect on the Company’s Consolidated Financial Statements.

Financial Instruments

Effective July 1, 2009, the Company prospectively adopted an amendment to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to embedded derivatives. This amendment prohibits the reclassification of a financial asset out of the held-for-trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this Standard did not have an impact on the Consolidated Financial Statements.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company included these additional disclosures in its Consolidated Financial Statements for the year ending December 31, 2009.

In August 2009, the CICA issued amendments to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to the impairment of assets. The amendments are effective for annual financial statements for fiscal years beginning on or after November 1, 2008. The adoption of the amendments to this standard did not have an impact on the Consolidated Financial Statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

2009	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

c) International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises. The adoption of IFRS will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

TransGlobe’s IFRS transition project consists of three key phases; the diagnostic assessment phase, the design, planning and solution development phase and finally the implementation phase.

In 2009, the Company made significant progress on its IFRS transition project. The Company is completing the diagnostic assessment phase in which the project team has performed comparisons of the differences between Canadian GAAP and IFRS, analyzed accounting policy alternatives and drafted its preliminary IFRS accounting policies. The project team has also presented preliminary accounting assessments on key IFRS transition issues for the steering committee’s initial review and evaluation. These assessments include Exploration for and Evaluation of Mineral Resources, Property, Plant and Equipment, Impairments of Assets, Intangible Assets, Leases, Revenue, Inventories, Effects of changes in Foreign Exchange Rates, Borrowing Costs, Interest in Joint Ventures, Earnings per Share, Provisions, Contingent Liabilities and Contingent Assets and Employee Benefits. The Company continues to perform assessments on the remaining IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first- time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policy is the disclosure section which includes the financial statements disclosure as required by IFRS. First-time adoption exemptions were analyzed by the project team and a schedule has been presented for the steering committee to review and evaluate the exemptions.

A detailed implementation plan and timeline has been developed, which also includes the development of a training plan.

In the first half of 2010, the Company will move into the implementation phase of its project and will work on the development of processes and systems to ensure that IFRS comparative data is captured, and to position it for reporting under IFRS in 2011.

In addition, the Company is monitoring the International Accounting Standards Board’s (“IASB”) active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

Expected Accounting Policy Impacts

The Company has determined that the most significant impact of IFRS conversion is to property and equipment (“PP&E”). IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Transition to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities:

Pre-exploration and evaluation costs – which are expenditures incurred prior to obtaining the legal right to explore. Currently the Company capitalizes these costs and depletes them at the country level. Under IFRS these costs must be expensed when incurred.

Exploration and evaluation (“E&E”) costs - Currently these costs are included in the PP&E balance on the Consolidated Balance Sheet, and include undeveloped land and costs relating to pre-commercial exploration of development. These costs are currently not being depleted. Under IFRS these costs will be moved out of the PP&E balance, and reported separately as E&E assets on the balance sheet. E&E costs will not be depleted but assessed for impairment and unrecoverable costs associated with a specific area will be expensed. When a project is determined to be technically feasible and commercially viable, the costs will be moved to PP&E and depletion will commence.

Development costs – will continue to be capitalized as PP&E, however depletion will no longer be calculated at the country level but on an area level. TransGlobe has not finalized the areas or the inputs to be used in the deletion calculation. Also the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS.

IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot reasonably be determined at this time.

19	2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, permits first time adopters of IFRS a number of exemptions. The Company is in the process of analyzing the full extent these exemptions. The Company expects to utilize the following exemptions, subject to final approval:

Business combinations exemption, which allows for an implementation of the IFRS business combination rules on a prospective basis, therefore, business combinations entered into prior to January 1, 2010 will not be retrospectively restated.

Foreign currency translation adjustments classified in accumulated other comprehensive income will be deemed zero and reclassified to retained earnings on January 1, 2010, and the retrospective restatement of foreign currency translation under IFRS will not be performed.

Share-based payment transactions, TransGlobe intends to use this exemption under which stock options that vest prior to January 1, 2010 are not required to be retrospectively restated.

In July 2009, IASB approved an exposure draft which allows additional exemptions for entities adopting IFRS for the first time. The Company expects to utilize the deemed cost for oil and gas asset exemption which would allow the Company to allocate their oil and gas asset balance, as determined under full cost accounting, to the IFRS categories of exploration and evaluation assets and development and producing properties on a cost centre basis. This exemption would relieve the Company from significant adjustments resulting from retrospective adoption of IFRS.

Any changes in accounting policies required to address reporting and first-time adoption of IFRS will be made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout 2010, TransGlobe will work to ensure that all changes in accounting polices relating to IFRS have controls and procedures to ensure that information is captured appropriately.

TransGlobe has completed its assessment of IT systems requirements in order to ready the Company for IFRS reporting. The IT system modifications will not be significant and will allow for reporting under both Canadian GAAP and IFRS in 2010.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2009, an evaluation was carried out under the supervision, and with the participation, of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control – Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2009.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

2009	20

MANAGEMENT’S REPORT

Management’s Report

Management’s Responsibility On Financial Statements

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Management’s Report On Internal Control Over Financial Reporting

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

Signed by:

“Ross G. Clarkson”	“David C. Ferguson”

Ross G. Clarkson	David C. Ferguson
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 9, 2010

2009	21

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of TransGlobe Energy Corporation:

We have audited the consolidated balance sheets of TransGlobe Energy Corporation and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of (loss) income and retained earnings, comprehensive (loss) income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2 and 19 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders of TransGlobe Energy Corporation, dated March 9, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2010

22	2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of TransGlobe Energy Corporation:

We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 9, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Calgary, Canada
March 9, 2010

2009	23

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of (Loss) Income and Retained Earnings

(Expressed in thousands of U.S. Dollars, except per share amounts)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

REVENUE
Oil sales, net of royalties and other	$102,805	$123,231
Derivative (loss) gain on commodity contracts (Note 16)	(4,213)	3,005
Other income	44	170
	98,636	126,406

EXPENSES
Operating	24,765	19,333
General and administrative	11,427	10,213
Foreign exchange gain	(1,032)	(84)
Interest on long-term debt	2,461	6,163
Depletion and depreciation (Note 4)	47,579	35,378
	85,200	71,003

Income before income taxes	13,436	55,403

Income taxes – current (Note 11)	21,853	32,230

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(8,417)	23,173
NET INCOME FROM DISCONTINUED OPERATIONS (Note 5)	-	8,350
NET (LOSS) INCOME	(8,417)	31,523

Retained earnings, beginning of year	88,430	57,787
Repurchase of common shares (Note 8)	-	(880)

RETAINED EARNINGS, END OF YEAR	$80,013	$88,430

Net (loss) income from continuing operations per share (Note 14)
Basic	$(0.13)	$0.39
Diluted	(0.13)	0.38
Net income from discontinued operations per share (Note 14)
Basic	-	0.14
Diluted	-	0.14
Net (loss) income per share (Note 14)
Basic	(0.13)	0.53
Diluted	(0.13)	0.52

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

Net (loss) income	$(8,417)	$31,523
Other comprehensive loss:
Foreign currency translation adjustment	-	(886)

COMPREHENSIVE (LOSS) INCOME	$(8,417)	$30,637

See accompanying notes to the consolidated financial statements.

2009	24

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

	As at	As at
	December 31, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents	$16,177	$7,634
Accounts receivable	35,296	28,701
Derivative commodity contracts (Note 16)	-	2,336
Prepaid expenses	1,620	822
Assets of discontinued operations (Note 5)	312	764

	53,405	40,257

Derivative commodity contracts (Note 16)	-	472
Goodwill (Note 6)	8,180	8,180
Property and equipment (Note 4)	167,297	179,329

	$228,882	$228,238

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,717	$15,852
Income taxes payable	79	79
Derivative commodity contracts (Note 16)	514	-
Current portion of long-term debt (Note 7)	49,799	-
Liabilities of discontinued operations (Note 5)	83	342

	65,192	16,273

Long-term debt (Note 7)	-	57,230

	65,192	73,503

Commitments and contingencies (Note 17)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	66,106	50,532
Contributed surplus (Note 10)	6,691	4,893
Accumulated other comprehensive income (Note 13)	10,880	10,880
Retained earnings	80,013	88,430

	163,690	154,735

	$228,882	$228,238

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board.

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson, Director	Fred J. Dyment, Director

25	2009

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net (loss) income	$(8,417)	$31,523
Net income from discontinued operations	-	8,350
Net (loss) income from continuing operations	(8,417)	23,173
Adjustments for:
Depletion and depreciation	47,579	35,378
Amortization of deferred financing costs	569	1,884
Stock-based compensation (Note 9)	2,011	1,830
Unrealized (gain) loss on commodity contracts	3,322	(9,906)
Changes in non-cash working capital (Note 12)	(8,458)	(1,269)
Cash provided by continuing operations	36,606	51,090
Cash provided by discontinued operations	193	6,703

	36,799	57,793

FINANCING
Increase in long -term debt (Note 7)	-	55,000
Repayments of long-term debt (Note 7)	(8,000)	(55,000)
Deferred financing costs	-	(1,339)
Repurchase of common shares (Note 8)	-	(1,135)
Options surrendered for cash payments (Note 8)	(13)	(256)
Issue of common shares for cash (Note 8)	16,578	512
Issue costs for common shares (Note 8)	(1,204)	-
Changes in non-cash working capital (Note 12)	(1,515)	1,515

	5,846	(703)

INVESTING
Exploration and development expenditures	(35,546)	(43,857)
Acquisitions (Note 3)	-	(62,392)
Changes in non-cash working capital (Note 12)	1,444	(2,737)
Cash used by continuing operations	(34,102)	(108,986)
Cash provided by discontinued operations	-	46,600

	(34,102)	(62,386)

Effect of exchange rate changes on cash and cash equivalents	-	201

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	8,543	(5,095)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,634	12,729

CASH AND CASH EQUIVALENTS, END OF YEAR	$16,177	$7,634

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$1,892	$4,279
Cash taxes paid	21,853	32,230
Cash is comprised of cash on hand and balances with banks	14,274	6,634
Cash equivalents	1,903	1,000

See accompanying notes to the consolidated financial statements.

2009	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2009 and 2008 and for the years then ended
(Expressed in U.S. Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”). Information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) is included in Note 19. In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Nature of Business and Principles of Consolidation

The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in three geographic areas:

  West Gharib area, East Ghazalat area and Nuqra Block 1 within the Arab Republic of Egypt (“Egypt”);
  Block 32, Block S-1, Block 72, Block 75 and Block 84 within the Republic of Yemen (“Yemen”); and
  The Western Canadian Sedimentary Basin within Canada, until this area was sold in April 2008 (Note 5).

Joint Ventures

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Foreign Currency Translation

The accounts of the integrated Canadian operations are translated using the temporal method, whereby monetary assets and liabilities are translated at year end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses relating to the integrated Canadian operations are included in net income. Prior to May 1, 2008, the Canadian operations were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expenses are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity.

Revenue Recognition

Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

International operations conducted pursuant to production sharing agreements (PSA’s) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSA’s, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, future income taxes are based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in income tax expense at the statutory rate in effect at the time of production.

Flow Through Shares

The Company has financed a portion of its prior years’ exploration and development activities in Canada through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recorded for the income tax amount related to the renounced deductions.

27	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net (Loss) Income Per Share

Basic net (loss) income per share is calculated using the weighted average number of shares outstanding during the year. Diluted net (loss) income per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised. Diluted net (loss) income per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments such as treasury bills with original maturity of less than 90 days.

Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation, Depletion, Amortization and Impairment

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent reserve evaluators. Gas reserves and production are converted into equivalent units using the energy equivalency conversion method of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20% in a particular country, in which case a gain or loss on disposal is recorded.

An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the cost, less impairment, of unproved properties exceeds the carrying value. If the carrying value is assessed to not be recoverable, the calculation compares the carrying value to the sum of the discounted cash flows expected from the production of proved and probable reserves and the cost, less impairment, of unproved properties. Should the carrying value exceed this sum, an impairment loss is recognized.

Furniture and fixtures are depreciated at declining balance rates of 20% to 30%.

Asset Retirement Obligations (“ARO”)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recognized when incurred. The asset retirement cost, equal to the estimated fair value of the ARO, is capitalized as part of the cost of the related long-lived asset. Asset retirement costs for the crude oil assets are amortized using the unit-of-production method.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in present value, with the accretion charge included in depreciation, depletion and accretion.

Actual expenditures incurred are charged against the accumulated obligation.

2009	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based Compensation

The Company records compensation expense in the Consolidated Financial Statements for stock options granted to employees and directors using the fair value method. From 2006 onward, the fair values are determined using the lattice-based binomial option pricing model and for years 2005 and prior, the Black-Scholes option pricing model was used. Compensation costs are recognized over the vesting period. The Company estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the consolidated balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost the classification of all financial instruments is the same at inception and at December 31, 2009. The Company has elected to classify all derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

29	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Measurement Uncertainty

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation and amortization, asset retirement costs and obligations, goodwill, stock-based compensation, future income taxes, and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospective application. The application of this EIC did not have a material effect on the Company’s financial statements.

Financial Instruments

Effective July 1, 2009, the Company prospectively adopted an amendment to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to embedded derivatives. This amendment prohibits the reclassification of a financial asset out of the held-for trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this Standard did not have an impact on the Consolidated Financial Statements.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company included these additional disclosures in these Consolidated Financial Statements.

In August 2009, the CICA issued amendments to CICA 3855, Financial Instruments – Recognition and Measurement, in relation to the impairment of assets. The amendments are effective for annual financial statements for fiscal years beginning on or after November 1, 2008. The adoption of the amendments to this standard did not have impact on the Consolidated Financial Statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

2009	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company is in the process of evaluating the impact on the Company’s Consolidated Financial Statements.

3. ACQUISITIONS

Corporate Acquisition

GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99
$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,602
Working capital, net of cash acquired	3,990
$44,194

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases on the West Gharib Concession. The total cost of the acquisition was $18.0 million, adjusted to the effective date of June 1, 2008. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases. As at December 31, 2009, no additional fees are due in 2010. The value of the net assets acquired has been assigned to property and equipment. Following this property acquisition, TransGlobe holds 100% working interest in the West Gharib Concession in Egypt.

4. PROPERTY AND EQUIPMENT

Egypt
(000s)	2009	2008
Oil and gas properties	$184,605	$157,635
Furniture and fixtures	3,166	1,373
Accumulated depletion and depreciation	(68,692)	(30,336)

	$119,079	$128,672

On February 5, 2008 the Company acquired all common shares of GHP which held a 30% working interest in the West Gharib Concession area in Egypt. On August 18, 2008 the Company acquired an additional 25% financial interest in the eight non-Hana development leases. As a result of these two acquisitions and the Company’s prior interest, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt. The nine approved West Gharib development leases are valid for 20 years, expiring between 2019 and 2026.

The Contractor (Joint Venture Partners) is in the second, three-year extension period of the Nuqra Concession Agreement which expires in July 2012.

31	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year, the Company capitalized general and administrative costs relating to exploration and development activities of $1.2 million (2008 - $1.9 million). Unproven property costs in the amount of $9.8 million (2008 - $10.0 million) were excluded from costs subject to depletion and depreciation representing costs incurred in Nuqra and undeveloped land in West Gharib. Future development costs for proved reserves included in the depletion calculation for the year ended December 31, 2009 totaled $4.9 million (2008 - $3.3 million).

Yemen
(000s)	2009	2008
Oil and gas properties	$126,152	$119,139
Accumulated depletion and depreciation	(78,666)	(69,230)

	$47,486	$49,909

The Company has working interests in five blocks in Yemen: Block 32, Block S-1, Block 72, Block 75 and Block 84. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five year extension. At December 31, 2009, the Contractor (Joint Venture Partners) was in the second 30-month exploration period of the Block 72 (33%) PSA which commenced January 2009. The Contractor (Joint Venture Partners) is in the first 36-month exploration period commencing March 8, 2008 of the Block 75 (25%) PSA. The Block 84 (33%) PSA is in the ratification process with the Government of Yemen.

During the year, the Company capitalized overhead costs relating to exploration and development activities of $0.2 million (2008 - $0.3 million). Unproven property costs in the amount of $10.8 million in 2009 ($7.2 million in 2008) were excluded in the costs subject to depletion and depreciation representing some of the costs incurred at Block 72, Block 75 and Block 84. Future development costs for proved reserves included in the depletion calculation for the year ended December 31, 2009 totaled $12.3 million (2008 - $12.1 million).

Corporate
(000s)	2009	2008
Furniture, fixtures and other	$2,333	$2,148
Accumulated depreciation	(1,601)	(1,400)

	$732	$748

Ceiling Test

An impairment test calculation was performed on property and equipment at December 31, 2009 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceed the carrying amount of oil and gas property and equipment for each cost centre.

The following table outlines the oil prices used in the impairment test at December 31, 2009:

Year	Egypt	Yemen
2010	73.25	78.43
2011	75.75	80.78
2012	78.33	83.26
2013	81.00	85.84
2014	83.76	88.52
Thereafter(1)	2.0%	2.0%

(1)	Percentage change represents the increase in each year after 2014 to the end of the reserve life.

5. DISCONTINUED OPERATIONS

On April 30, 2008, the Company sold its Canadian oil and natural gas interests for C$56.7 million, subject to normal closing adjustments. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

Discontinued operations as at December 31, 2009 included property and equipment of $0.3 million. Discontinued operations at December 31, 2008 included current assets of $0.5 million, property and equipment of $0.3 million, and current liabilities of $0.3 million.

2009	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s)	2009	2008
Revenue
Oil and gas sales, net of royalties	$-	$9,162

Expenses
Operating	-	2,228
Depletion, depreciation and accretion	-	2,678
		4,906
Gain on disposition, net of tax	-	4,012
Income from discontinued operations before taxes	-	8,268
Future income tax recovery (expense)	-	82

Net income from discontinued operations	$-	$8,350

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the nine months ended September 30, 2008 of $0.4 million. Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for 2008. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

6. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

(000s)	2009	2008
Balance, beginning of year	$8,180	$4,313
Changes during the year	-	3,867

Balance, end of year	$8,180	$8,180

7. LONG-TERM DEBT

(000s)	2009	2008
Revolving Credit Agreement	$50,000	$58,000
Unamortized transaction costs	(201)	(770)
	49,799	57,230

Current portion of long-term debt	49,799	-
	$-	$57,230

As at December 31, 2009, the Company has a $60.0 million Revolving Credit Agreement of which $50.0 million is drawn. The Revolving Credit Agreement expires on September 25, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the year ended December 31, 2009, the average effective interest rate was 4.3% (2008 – 7.3%) . In the year ended December 31, 2009, the Company incurred $ Nil (2008 - $1.3 million), in fees to draw on its Revolving Credit Agreement.

The future debt payments on long-term debt, as of December 31, 2009, are as follows:

(000s)
2010 (due September 25, 2010)	$50,000

The Company is in discussion on a new credit facility and expects to enter into a new facility in the second quarter of 2010.

33	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	59,500	$50,532	59,627	$50,128
Share issuance	5,798	16,312	-	-
Stock options exercised	101	266	173	512
Stock options surrendered for cash payments	-	(13)	-	(256)
Stock-based compensation on exercise	-	213	-	403
Repurchase of common shares	-	-	(300)	(255)
Share issue costs	-	(1,204)	-	-

Balance, end of year	65,399	$66,106	59,500	$50,532

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (net C$18.5 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the year ended December 31, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 (US$3.66) per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

9. STOCK OPTION PLAN

The Company adopted a stock option plan in May 2007 (the “Plan”). The number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Effective February 1, 2005; all new grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date.

The following tables summarize information about the stock options outstanding and exercisable at December 31:

	2009		2008
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	5,600	4.20	2,936	4.78
Granted	815	3.45	3,457	3.77
Exercised	(101)	2.92	(173)	2.98
Exercised for cash	(80)	3.26	(150)	3.40
Forfeited	(756)	3.91	(470)	5.33

Options outstanding, end of year	5,478	4.12	5,600	4.20

Options exercisable, end of year	2,335	4.72	1,758	4.94

Options Outstanding				Options Exercisable
		Weighted-			Weighted-
		Average			Average
	Number	Remaining	Weighted-	Number	Remaining	Weighted-
	Outstanding at	Contractual	Average	Exercisable at	Contractual	Average
Exercise Prices	Dec. 31, 2009	Life	Exercise Price	Dec. 31, 2009	Life	Exercise Price
(C$)	(000s)	(Years)	($C)	(000s)	(Years)	(C$)
2.41-3.25	1,836	3.9	2.76	559	3.9	2.75
3.26-4.08	770	4.7	3.48	-	-	-
4.09-5.18	1,700	3.1	4.71	779	2.9	4.63
5.19-5.31	348	2.6	5.21	214	2.4	5.21
5.32-6.56	823	1.1	6.07	783	1.0	6.10
	5,477	3.2	4.12	2,335	2.4	4.72

2009	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock–based Compensation

Compensation expense of $2.0 million has been recorded in general and administrative expenses in the Consolidated Statements of (Loss) Income and Retained Earnings in 2009 (2008 - $1.8 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the year and the assumptions used in their determination are as noted below:

	2009	2008
Weighted average fair market value per option (C$)	1.25	1.62
Risk free interest rate (%)	2.54	3.10
Expected life (years)	5	5
Expected volatility (%)	44.06	44.76
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	12	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%	0%/10%/20%/30%/40%

Options granted vest annually over a three-year period and expire five years after the grant date.

During the year, employees exercised 101,000 (2008 – 173,300) stock options. In accordance with Canadian generally accepted accounting principles, the fair value related to these options was $0.2 million (2008 - $0.4 million) at time of grant and has been transferred from contributed surplus to common shares.

10. CONTRIBUTED SURPLUS

(000s)	2009	2008
Contributed surplus, beginning of year	$4,893	$3,562
Stock-based compensation expense	2,011	1,734
Transfer to common shares on exercise of options	(213)	(403)
Contributed surplus, end of year	$6,691	$4,893

11. INCOME TAXES

The Company’s future Canadian income tax assets are as follows:

(000s)	2009	2008
Differences related to:
Fixed assets and oil and gas properties	$(227)	$1,479
Non-capital losses carried forward	2,728	210
Share issue expenses	535	111
	3,036	1,800
Valuation allowance for future income tax assets	(3,036)	(1,800)
Future income tax asset	$-	$-

The Company has non-capital losses of $9.4 million that expire between 2028 and 2029.

Current income taxes represent income taxes incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1 and Egypt pursuant to the PSC on the West Gharib Concession.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.0% (2008 – 29.5%) to income before taxes as follows:

(000s)	2009	2008
Income taxes calculated at the Canadian statutory rate	$3,897	$15,017
Increases (decreases) in income taxes resulting from:
Permanent differences	540	3,166
Changes in valuation allowance, net of foreign exchange	552	(1,731)
Different tax rates in Yemen and Egypt	15,950	13,423
Changes in tax rates and other	914	2,355
Current income taxes	$21,853	$32,230

35	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

(000s)	2009	2008
Operating activities
Increase in current assets
Accounts receivable	$(6,595)	$(14,292)
Prepaid expenses	(798)	(265)
Working capital acquired	-	3,925
Increase in current liabilities
Accounts payable and accrued liabilities	(1,065)	9,284
Income taxes payable	-	79
	$(8,458)	$(1,269)
Financing
Increase in current liabilities
Accounts payable and accrued liabilities	$(1,515)	$1,515
	$(1,515)	$1,515
Investing activities
Decrease in current liabilities
Accounts payable and accrued liabilities	1,444	(2,737)
	$1,444	$(2,737)

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

(000s)	2009	2008
Accumulated other comprehensive income, beginning of year	$10,880	$11,766
Other comprehensive loss:
Foreign currency translation adjustment	-	(886)
Accumulated other comprehensive income, end of year	$10,880	$10,880

14. PER SHARE AMOUNTS

In calculating the net (loss) income per share, net (loss) income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

(000s)	2009	2008
Weighted average number of shares outstanding	64,443	59,692
Dilution effect stock options	-	1,012
Weighted average number of diluted shares outstanding	64,443	60,704

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the year ended December 31, 2009, the Company excluded all stock options outstanding because there was a net loss in the year then ended. In calculating the weighted average number of diluted shares outstanding for the year ended December 31, 2008, the Company excluded 3,014,700 options because their exercise price was greater than the annual average common share market price in this period.

15. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the company’s debt-to-funds flow ratio is less than two or total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. Debt-to-funds flow is a non-GAAP measure and may not be comparable to similar measures used by other companies. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the net income or loss (including net income or loss from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-GAAP measure and may not be comparable to similar measures used by other companies.

2009	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company defines and computes its capital as follows:

	As at	As at
(000s)	December 31, 2009	December 31, 2008

Shareholders’ equity	$163,690	$154,735
Long-term debt, including the current portion	49,799	57,230
Cash and cash equivalents	(16,177)	(7,634)

Total capital	$197,312	$204,331

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	December 31, 2009	December 31, 2008
Long-term debt, including the current portion	$49,799	$57,230

Cash flow from operating activities	$36,799	$57,793
Changes in non-cash working capital	8,265	1,474
Funds flow from operations	$45,064	$59,267

Ratio	1.1	1.0

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock-based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at December 31, 2009.

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2009
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$16,177	$16,177
Loans and receivables	35,296	35,296
Financial liabilities held-for-trading	514	514
Other liabilities	64,599	64,800

Assets and liabilities at December 31, 2009 that are measured at fair value are classified into the following levels, reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. TransGlobe's cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

37	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk

Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit losses to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at December 31, 2009
Neither impaired nor past due	$12,552
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	5,648
31-60 days	4,922
61-90 days	4,930
Over 90 days	7,244

In Egypt, the Company sold all of its 2009 and 2008 production to one purchaser. In Yemen, the Company sold all of its 2009 and 2008 Block 32 production to one purchaser and all of its 2009 and 2008 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at December 31, 2009:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
January 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would increase the net loss, for the year ended December 31, 2009, by $0.9 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would decrease the net loss, for the year ended December 31, 2009, by $0.7 million.

b) Foreign Currency Exchange Risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net loss for the year ended December 31, 2009, of approximately $0.1 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase the net loss by said amount for the same period. The Company does not utilize derivative instruments to manage this risk.

2009	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Interest Rate Risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2009 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the year ended December 31, 2009, by $0.6 million. The effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the year ended December 31, 2009, by $0.6 million.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2009:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$14,800	$14,800	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	50,000	-	-	-
Derivative commodity contracts	Yes-Liability	514	514	-	-	-
Office and equipment leases	No	1,504	738	766	-	-
Minimum work commitments[3]	No	20,586	10,353	4,953	5,280	-

Total		$87,404	$76,405	$5,719	$5,280	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at December 31, 2009 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of $16.3 million in the first quarter of 2009 through a share issuance.

The existing banking arrangements at December 31, 2009 consist of a Revolving Credit Facility of $60.0 million of which $50.0 million is drawn. The Company is in discussion on a new credit facility and expects to enter into a new facility in the second quarter of 2010.

The table above shows cash outflow for financial derivative instruments based on forward-curve prices for Dated Brent oil of $74.28/Bbl at December 31, 2009. Amounts due may change significantly due to fluctuations in the price of Dated Brent oil.

17. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 16).

Pursuant to the Concession Agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

TransGlobe has entered into a farm out agreement and has committed to pay 100% of three (3) exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

39	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program consisting of seismic acquisition and four exploration wells. The first, 42-month exploration period will commence if the PSA is finalized and ratified by the Government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

18. SEGMENTED INFORMATION

	Egypt		Yemen		Total
(000s)	2009	2008	2009	2008	2009	2008
Revenue
Oil sales, net of royalties and other	$64,117	$51,368	$38,688	$71,863	$102,805	$123,231
Other income	-	36	-	1	-	37

Total revenue	64,117	51,404	38,688	71,864	102,805	123,268

Segmented expenses
Operating expenses	14,703	6,972	10,062	12,361	24,765	19,333
Depletion and depreciation	37,942	23,052	9,436	11,993	47,378	35,045
Income taxes	13,980	14,627	7,873	17,603	21,853	32,230

Total segmented expenses	66,625	44,651	27,371	41,957	93,996	86,608

Segmented (loss) income	$(2,508)	$6,753	$11,317	$29,907	8,809	36,660

Non- segmented expenses
Derivative loss (gain) on commodity
contracts (Note 16)					4,213	(3,005)
General and administrative					11,427	10,213
Interest on long-term debt					2,461	6,163
Depreciation					201	333
Foreign exchange (gain) loss					(1,032)	(84)
Other income					(44)	(133)

Total non-segmented expenses					17,226	13,487

Net (loss) income from continuing operations					(8,417)	23,173
Net income from discontinued operations (Note 5)					-	8,350

Net (loss) income					$(8,417)	$31,523

Capital expenditures
Exploration and development	$28,349	$34,797	$7,013	$8,819	$35,362	$43,616
Property acquisitions	-	18,000	-	-	-	18,000
	$28,349	$52,797	$7,013	$8,819	35,362	61,616
Corporate					184	241
Corporate acquisitions					-	36,602

Total capital expenditures					$35,546	$98,459

	Dec.31	Dec.31	Dec.31	Dec.31	Dec.31	Dec.31
(000s)	2009	2008	2009	2008	2009	2008
Property and equipment	$119,079	$128,672	$47,486	$49,909	$166,565	$178,581
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	41,347	27,517	5,877	6,430	47,224	33,947
Segmented assets	$168,606	$164,369	$53,363	$56,339	221,969	220,708
Non-segmented assets					6,601	6,766
Discontinued operations					312	764

Total assets					$228,882	$228,238

2009	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles that the Company would have followed had its Consolidated Financial Statements been prepared in accordance with U.S. GAAP as described below.

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

Had the Company followed U.S. GAAP, the statement of income (loss) would have been reported as follows:

(000s, except per share amounts)	2009	2008
Net (loss) income from continuing operations for the year under Canadian GAAP	$(8,417)	$23,173
Adjustments:
Impairment of property and equipment and goodwill (Note 19a)	-	(98,391)
Depletion and depreciation (Note 19a)	24,514	611
Net income (loss) from continuing operations for the year under U.S. GAAP	16,097	(74,607)
Net income from discontinued operations for the year – Canadian and U.S. GAAP	-	8,350
Net income (loss) for the year under U.S. GAAP	16,097	(66,257)
Purchase of common shares	-	(880)
(Deficit) retained earnings, beginning of year - U.S. GAAP	(19,760)	47,377

Deficit, end of year - U.S. GAAP	$(3,663)	$(19,760)

Net income (loss) from continuing operations per share under U.S. GAAP
- Basic	$0.25	$(1.25)
- Diluted	0.24	(1.25)
Net income from discontinued operations per share under U.S. GAAP
- Basic	-	0.14
- Diluted	-	0.14
Net income (loss) per share under U.S. GAAP
- Basic	0.25	(1.11)
- Diluted	0.24	(1.11)

Statement of Other Comprehensive Income (Loss)

Had the Company followed U.S. GAAP, the statement of other comprehensive income (loss) would have been reported as follows:

(000s)	2009	2008
Net income (loss) – U.S. GAAP	$16,097	$(66,257)
Currency translation adjustment (Note 19d)	-	(886)
Other comprehensive income (loss)	$16,097	$(67,143)

Consolidated Balance Sheets

Had the Company followed U.S. GAAP, the balance sheet would have been reported as follows:

(000s)	2009		2008
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Current assets	$53,405	$53,405	$40,257	$40,257
Property and equipment (Note 19a)	167,297	91,596	179,329	79,114
Derivative commodity contracts	-	-	472	472
Deferred financing costs (Note 19f)	-	201	-	770
Goodwill (Note 19a)	8,180	-	8,180	-

	$228,882	$145,202	$228,238	$120,613

Current liabilities	$65,192	$65,393	$16,273	$16,273
Long-term debt (Note 19f)	-	-	57,230	58,000
	65,192	65,393	73,503	74,273

Share capital (Notes 19b, 19c and 19d)	66,106	67,809	50,532	52,235
Contributed surplus (Note 19b)	6,691	4,783	4,893	2,985
Accumulated other comprehensive income	10,880	10,880	10,880	10,880
Retained earnings (deficit) (Notes 19b and 19c)	80,013	(3,663)	88,430	(19,760)
	163,690	79,809	154,735	46,340

	$228,882	$145,202	$228,238	$120,613

41	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciling items between share capital and retained earnings for Canadian and U.S. GAAP are $0.8 million related to escrowed shares, and $1.3 million related to flow through shares. The reconciling items between contributed surplus and deficit for Canadian and U.S. GAAP are $0.3 million for the adoption of stock-based compensation under Canadian GAAP and $2.0 million for the 2005 and 2004 stock-based compensation expense under Canadian GAAP, which was not expensed in 2005. The reconciling item between share capital and contributed surplus is $0.4 million for the transfer of compensation expense related to options exercised in 2005 and prior.

a) Full Cost Accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing and before tax to determine whether impairment exists. In Canada, the impaired amount is measured using the fair value of reserves.

There are no impairment charges under Canadian GAAP or U.S. GAAP for the year ended December 31, 2009. In 2008, under U.S. GAAP, the unamortized capitalized cost of the Company’s Egypt and Yemen oil and gas properties exceeded the full cost ceiling limitation by $79.9 million and $14.6 million, respectively, net of taxes, which were written off for U.S. GAAP purposes (2007 - $6.3 million written off for the Egypt properties). These impairment charges also decreased the depletion and depreciation expense for U.S. GAAP purposes by $24.5 million in 2009 and $0.6 million in 2008. Goodwill was tested for impairment by comparing the fair value of the reporting to the book value of the reporting unit, which resulted in an impairment charge to goodwill of $3.9 million in 2008 (2007 - $4.3 million impairment charge). Because of the volatility of oil and natural gas prices, no assurance can be given that the Company will not experience a writedown in future periods.

b) Stock-based Compensation

The Company has a stock-based compensation plan as more fully described in Note 9. Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, effective January 1, 2006, the Company has adopted an accounting standard that required compensation costs related to share-based payment transactions to be recognized as an expense at fair value with re-measurement to fair value each period. The compensation expense as recognized over the period that an employee provides service in exchange for the award with forfeitures estimated and each period end. As permitted, the Company has applied this change using modified prospective application for new awards granted after January 1, 2006 and for the compensation cost of awards that were not vested at December 31, 2005. In 2005 and prior periods, the Company used the intrinsic value method of accounting for stock options granted to employees and directors whereby no costs were recognized in the financial statements per U.S. GAAP.

The effect of applying the intrinsic value method in 2005 and prior years to the Company’s U.S. GAAP financial statements resulted in a decrease to stock-based compensation in 2005 by $0.7 million (2004 - $1.3 million) and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $0.3 million in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP. Also, the share capital would decrease by $0.4 million for options exercised since the compensation expense was transferred into common shares for Canadian GAAP. This is not required for U.S. GAAP.

c) Future Income Taxes

The Company records the renouncement of tax deductions related to flow through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s consolidated financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2009, $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002 and $0.3 million in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2009, $Nil in 2008, $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002 and $0.3 million in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $Nil in 2009, $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $Nil in 2009, $Nil in 2008, $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 to record an additional valuation allowance against the increased tax asset.

2009	42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d) Escrowed Shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $0.8 million with the offset to deficit.

e) Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted an accounting interpretation providing guidance for accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Under this interpretation, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption. Upon adoption, it was determined that there was no effect to TransGlobe.

Tax positions for TransGlobe and its subsidiaries are subject to income tax audits by tax jurisdictions throughout the world. For the Company’s major tax jurisdictions, examinations of tax returns for certain prior tax periods had not been completed as of December 31, 2009. In this regard, examinations had not been finalized for years beginning after 2007 for the Company’s Canadian federal income taxes. For other tax jurisdictions, the earliest years for which income tax examinations had not been finalized were as follows: Egypt – 2008 and Yemen – 2008.

f) Deferred Financing Costs

The Company has accounted for transaction costs differently for Canadian and U.S. GAAP. Under Canadian GAAP transaction costs are included with the associated financial instrument whereas under U.S. GAAP transaction costs are presented separately as an asset.

g) Accounting Policies Adopted for U.S. GAAP

Business Combinations
Effective January 1, 2009, the Company prospectively adopted the revised guidance on accounting for business combinations. The guidance establishes principles and requirements for how and acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The objective of this authoritative guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Since the Company did not close any business combinations during 2009 the adoption of this standard did not impact the Consolidated Financial Statements.

Noncontrolling Interests in Consolidated Financial Statements
Effective January 1, 2009, the Company adopted the authoritative guidance as it relates to noncontrolling interests. The guidance changed the accounting for and and reporting for minority interest, which were recharacterized as noncontrolling interests. The objective of this guidance is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This standard did not impact the Company as it has full controlling interest of all of its subsidiaries.

Derivative Instruments and Hedging Activities
Effective January 1, 2009, the Company adopted the authoritative guidance as it relates to disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This standard did not impact the Consolidated Financial Statements.

Accounting Standards Codification (“ASC”) System
In June 2009, the FASB issued SFAS No. 168, the FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles which has been primarily coded into ASC Topic 105, Generally Accepted Accounting Standards. This standard which became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The standard established the ASC as the single authoritative source of U.S. GAAP and superseded existing literature of the FASB, Emerging Issues Task Force, American Institute of CPAs and other sources. The ASC did not change GAAP but organized the literature into accounting topics. Adoption of the ASC did not affect the Company’s accounting.

43	2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Oil and Gas Reporting
As of December 31, 2009, TransGlobe is required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves are reported using an average price based upon the prior 12-month period rather than year-end prices. The new rules affected the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes.

h) New Accounting Pronouncements

Variable Interest Entities
In June 2009, authoritative guidance was released which required the enterprise to qualitatively assess if it is the primary beneficiary of the VIE and, if so, the VIE must be consolidated. This standard is effective for years beginning after November 15, 2009. The Company does not expect that this standard will have a material impact on the Consolidated Financial Statements.

Transfers of Financial Assets
In June 2009, authoritative guidance was released which changes how companies account for transfers of financial assets and eliminates the concept of qualifying special-purpose entities. This standard is effective for years beginning after November 15, 2009. The Company is currently assessing the impact of this requirement on the Consolidated Financial Statements.

2009	44

SUPPLEMENTARY INFORMATION

($000s, except per share, price and volume	Year ended December 31
amounts)
Financial	2009	2008	2007	2006	2005

Oil and gas sales	167,798	233,695	136,709	109,190	90,350
Oil and gas sales, net of royalties and other	102,805	132,393	87,911	70,097	58,911
Operating expense	24,765	21,561	15,268	11,107	10,253
General and administrative expense	11,427	10,213	6,743	4,674	2,821
Depletion, depreciation and accretion expense	47,579	38,056	31,172	18,941	16,990
Income taxes	21,853	32,148	12,675	9,392	8,353
Cash flow from operating activities	36,799	57,793	53,618	47,383	39,357
Funds flow from operations*	45,064	59,267	52,141	46,763	38,077
Basic per share	0.70	0.99	0.87	0.80	0.66
Diluted per share	0.70	0.98	0.86	0.77	0.63
Netback**
Egypt	35,434	29,769	4,072	-	-
Yemen	20,753	41,899	39,870	39,599	31,283
Canada	-	6,934	16,071	10,262	9,493
Net (loss) income	(8,417)	31,523	12,802	26,195	19,850
Basic per share	(0.13)	0.53	0.21	0.45	0.34
Diluted per share	(0.13)	0.52	0.21	0.43	0.33
Capital expenditures	35,546	44,714	37,015	51,555	32,654
Acquisition	-	62,392	68,001	-	-
Working capital	(11,787)	23,984	5,494	4,361	9,471
Long-term debt (including current portion)	49,799	57,230	51,958	-	-
Shareholders’ equity	163,690	154,735	123,243	100,795	73,637
Common shares outstanding
Basic (weighted average)	64,443	59,692	59,595	58,663	57,903
Diluted (weighted average)	64,443	60,704	60,525	60,562	60,330
Total assets	228,882	228,238	204,219	116,473	86,286

*	Funds flow from operations is a non- GAAP measure that represents cash generated from operating activities before changes in non- cash working capital.

**	Netback is a non-GAAP measure that represents revenue, net of royalties, current income taxes (paid through production sharing) and operating expenses.

Reserves
Total proved (MMBoe)	19.2	12.6	11.9	9.3	7.8
Total proved plus probable (MMBoe)	24.2	19.8	16.4	11.7	10.5

Production and Sales Volumes
Total production (Boepd) (6:1)*	8,980	7,342	5,651	5,093	4,991
Total sales (Boepd) (6:1)*	8,980	7,342	5,692	5,077	4,959
Oil and liquids (Bopd)	8,980	6,974	4,660	4,377	4,312
Average price ($ per Bbl)	51.19	88.69	71.30	62.37	50.82
Gas (Mcfpd)	-	2,212	6,193	4,204	3,880
Average price ($ per Mcf)	-	8.92	6.64	6.18	7.27
Operating expense ($ per Boe)	7.56	8.02	7.35	5.99	5.67

*	The differences in production and sales volumes result from inventory changes.

Share Information	2009	2008
TSX: Price per share – TSX (C$)
High	4.88	5.70
Low	2.60	1.70
Close	3.51	2.93
Average daily trading volume	45,212	60,669

NASDAQ: Price per share – NASDAQ (US$)*
High	4.70	5.80
Low	2.20	1.43
Close	3.33	2.47
Average daily trading volume*	142,779	185,585

*	Figures before January 18, 2008 represent share information from the American Stock Exchange.

45	2009

SUPPLEMENTARY INFORMATION

SUMMARY OF INTERNATIONAL PRODUCTION SHARING AGREEMENTS (“PSA”)

International Land (Egypt and Yemen)
Summary of PSAs

	Egypt			Yemen
	East
Block	Ghazalat	West Gharib	Nuqra #1	32	72	84*	S-1	75

Basin	Western Desert	Gulf of Suez	Nuqra	Masila	Masila	Masila	Marib	Marib

Year acquired	2010	2007	2004	1997	2004/2005	2006/2007*	1998	2007

Status	Exploration	Development	Exploration	Development	Exploration	Exploration	Development	Exploration

Operator	Vegas	TransGlobe	TransGlobe	DNO	DNO	DNO	OXY	OXY

TransGlobe WI (%)	50%	100%	71.43%**	13.81087%	33%	33%	25%	25%

Block Area (Km2)	858	214	14,250	591	1,822	731	1,152	1,050

Block Area (acres)	212,000	52,900	3,650,000	146,070	450,234	183,000	284,700	262,500

Expiry date	June 2010	2019-2026	July 2012	Nov. 2020	Jan. 2011	N/A*	Oct. 2023	March 2011

Extensions:

Exploration	1st Extension 24 months	N/A	N/A	N/A	N/A	1st Phase 42 months	N/A	2nd Phase 36 months

	2nd Extension 24 months					2nd Phase 30 months

Development	20 yr + 5 yr	+ 5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr

*	PSA awaiting final government approval and ratification. First exploration term commences on the ratification date.
**	TransGlobe pays 88.57% of costs to first oil production. TransGlobe recovers carried costs from partner’s share of production.

Summary of PSA Terms

All of the Company’s international blocks are production sharing contracts between the host government and the Contractor (joint venture partners). The government and the Contractor take their share of production based on the terms and conditions of the respective contracts. The Contractors’ share of all taxes and royalties are paid out of the Governments’ share of production.

The PSAs provide for the Government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSA. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Each PSA is ring fenced for cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the government and the Contractor as defined in the specific PSAs.

The following tables summarizes the Company’s international PSA terms for the first production tranche for each block. All the PSAs have different terms for production levels above the first tranche, which are unique to each PSA. The Government’s share of production increases and the Contractor’s share of production decreases as the production volumes go to the next production tranche.

2009	46

SUPPLEMENTARY INFORMATION

PSA Terms –Egypt and Yemen

	Egypt			Yemen
Block	East	West	Nuqra #1	32*	72	84	S-1	75
	Ghazalat	Gharib		(original)

Production Tranche (MBopd)	0-5	0-5 / 5-10	0-25	0-25	0-25	0-25	0-12.5	0-25

Gross royalty %	0%	0%	0%	3%/ (10%)	3%	6.5%	3%	3%

Max. cost oil %	25%	30%	40%	60%/ (25%)	50%	35%	50%	50%

Excess cost oil	0%	30%	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing

Depreciation per quarter Operating Capital	100% 5%	100% 6.25%	100% 6.25%	100% 12.5%	100% 12.5%	100% 8.33%	100% 12.5%	100% 12.5%

Production Sharing Oil: Contractor	20%	30% / 27.5%	30%	33.25%/ (23%)	32.4%	23.98%	28.88%	34.2%

Government	80%	70% / 72.5%	70%	66.75%/ (77%)	67.6%	76.02%	71.13%	65.8%

*

Block 32 terms will revert to original PSA terms if production exceeds 25,000 Bopd or Proved reserves exceed 30 million barrels. Reserves are audited every two years by an independent evaluator. At November 2008, Proved reserves were less than 30 million barrels. The next reserve audit is November 2010.

RESERVES AND ESTIMATED FUTURE NET REVENUES

In 2008 and 2009, DeGolyer and MacNaughton Canada Limited (“DeGolyer”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company’s Reserve Committee, to independently evaluate 100% of TransGlobe’s reserves as at December 31, 2009 and December 31, 2008.

Total Proved reserves for the Company increased 53% from 12,605 MBoe ("MBoe" thousand barrels of oil equivalent at 6:1) at December 31, 2008 to 19,245 MBoe at December 31, 2009, replacing 301% of the 3,278 MBoe produced during 2009.

Total Proved plus Probable reserves for the Company increased by 22% from 19,790 MBoe at December 31, 2008 to 24,181 MBoe at December 31, 2009, replacing 234% of 2009 production.

The Company’s Reserves Committee, comprised of independent directors, has reviewed and recommended acceptance of the 2009 year end reserve evaluations prepared by DeGolyer.

The 2008 and 2009 year-end reserves were prepared by the Company’s independent reserve evaluators in accordance with the Canadian National Instrument (NI) 51-101 policy.

Disclosure provided herein in respect of Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. Note that columns may not add due to rounding.

All reserves (gross and net) presented are based on Forecast Pricing.

47	2009

SUPPLEMENTARY INFORMATION

Reserves

	2009						2008
	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls		Total Boe
Company	Gross*	Net**	Gross*	Net**	Gross*	Net**	Gross*	Net**
By Category	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBoe)	(MBoe)
Proved
Producing	11,513	6,278	2,719	1,475	14,233	7,752	8,868	5,173
Non-producing	327	113	1,399	732	1,726	846	1,050	569
Undeveloped	3,157	1,700	130	74	3,287	1,774	2,688	1,498

Total Proved	14,998	8,091	4,248	2,281	19,245	10,372	12,605	7,240
Probable	2,990	1,494	1,946	1,037	4,936	2,531	7,184	3,587

Proved plus Probable	17,988	9,585	6,194	3,318	24,181	12,903	19,790	10,827
Possible	3,749	1,943	2,571	1,286	6,320	3,229	8,251	4,622

Proved plus Probable plus Possible	21,737	11,528	8,764	4,604	30,501	16,132	28,041	15,449

*	Gross reserves are the Company’s working interest share before the deduction of royalties.
**

Net reserves are the Company’s working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include the company’s share of future cost recovery and production sharing oil after the Government’s royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

	2009						2008
	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls		Total Boe
Company	Gross	Net	Gross	Net	Gross	Net	Gross	Net
By Area	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBbls)	(MBoe)	(MBoe)
Proved
Egypt	8,806	4,751	4,248	2,281	13,054	7,032	5,814	3,543
Yemen	6,191	3,340	-	-	6,191	3,340	6,791	3,697

Total Proved	14,998	8,091	4,248	2,281	19,245	10,372	12,605	7,240
Proved plus Probable
Egypt	10,558	5,610	6,194	3,318	16,751	8,928	11,994	6,608
Yemen	7,430	3,975	-	-	7,430	3,975	7,796	4,219

Total Proved plus Probable	17,988	9,585	6,194	3,318	24,181	12,903	19,790	10,827
Proved plus Probable plus Possible
Egypt	13,615	7,163	8,764	4,604	22,379	11,767	20,169	11,190
Yemen	8,122	4,365	-	-	8,122	4,365	7,872	4,259

Total Proved plus Probable plus Possible	21,737	11,528	8,764	4,604	30,501	16,132	28,041	15,449

Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues presented below are calculated using the average price received December 31 of the respective reporting periods. The prices were held constant for the life of the reserves.

2009	48

SUPPLEMENTARY INFORMATION

	Present Value of Future Net Revenues, After Income Tax
	Constant Pricing
	December 31, 2009					December 31, 2008
	Discounted at					Discounted at
	Undis-					Undis-
($MM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt	223.3	181.0	152.3	131.7	116.1	39.2	35.5	32.3	29.6	27.3
Yemen	65.6	56.0	48.4	42.3	37.3	35.9	31.4	27.7	24.7	22.1
Total Proved	288. 9	237.0	200.7	174.0	153.4	75.1	66.9	60.1	54.3	49.3
Proved plus Probable
Egypt	272.2	221.9	186.9	161.2	141.5	84.8	75.8	68.1	61.5	55.9
Yemen	80.6	66.4	55.7	47.6	41.2	44.5	38.4	33.5	29.5	26.1
Total Proved plus Probable	352.8	288.3	242.6	208.8	182. 7	129.3	114.2	101.6	91.0	82.1
Proved plus Probable plus Possible
Egypt	349.6	273.8	222.1	185.5	158.4	92.3	83.2	75.4	68.6	62.6
Yemen	86.8	70.9	59.2	50.3	43.4	45.2	39.1	34.1	30.0	26.6
Total Proved plus Probable plus Possible	436.6	344.7	281.3	235.8	201.8	137.4	122.3	109.5	98.6	89.2

The estimated future net revenues presented below are calculated using the independent engineering evaluator’s price forecast.

	Present Value of Future Net Revenues, After Income Tax
	Independent Evaluator’s Price Forecast
	December 31, 2009					December 31, 2008
	Discounted at					Discounted at
	Undis-					Undis-
($MM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt	338.5	266.2	218.8	185.9	161.7	119.6	104.5	92.6	83.0	75.0
Yemen	107.9	90.3	76.8	66.2	57.9	109.5	90.0	75.4	64.3	55.5
Total Proved	446.4	356.5	295.6	252.1	219.6	229.0	194.5	168.0	147.2	130.6
Proved plus Probable
Egypt	415.7	329.8	272.2	231.3	200.7	219.6	188.7	165.0	146.1	130.7
Yemen	132.9	107.1	88.4	74.5	63.9	131.0	106.4	88.2	74.4	63.8
Total Proved plus Probable	548.6	436.9	360.6	305.8	264.6	350.6	295.0	253.1	220.5	194.5
Proved plus Probable plus Possible
Egypt	550.0	419.9	333.6	273.7	230.6	365.9	298.9	249.3	211.5	182.1
Yemen	144.2	114.9	94.0	78.8	67.2	132.9	108.0	89.6	75.7	64.9
Total Proved plus Probable plus Possible	694.2	534.8	427.6	352.5	297.8	498.8	406.9	338.9	287.2	247.0

The following table summarizes the constant pricing used to estimate future net revenues.

	December 31, 2009		December 31, 2008
	Oil	Natural Gas	Oil	Natural Gas
	$/Bbl	$/Mcf	$/Bbl	$/Mcf
Egypt*	54.52	-	25.64	-
Yemen**	59.86	-	38.39	-

*

In Egypt, a constant price of $54.52/Bbl was utilized in the constant price case.  The constant price case for 2009 is based on the average of the reference price received on the first day of each month during 2009 adjusted for respective differentials.

**

In Yemen, a constant price of $59.44/Bbl was utilized in the constant price case.  The constant price case for 2009 is based on the average of the reference price received on the first day of each month during 2009 adjusted for respective differentials.

49	2009

SUPPLEMENTARY INFORMATION

The following table summarizes the independent evaluator’s price forecast used to estimate future net revenues.

	Egypt		Yemen
	Oil		Oil
	$/Bbl		$/Bbl
Year	2009	2008	2009	2008
2010	73.25	55.44	78.43	67.77
2011	75.75	61.02	80.78	74.65
2012	78.35	69.67	83.26	85.27
2013	81.00	75.98	85.84	93.24
2014	83.76	77.88	88.52	95.57
Thereafter*	2.0%	2.5%	2.0%	2.5%

*	Percentage change represents the increase in each year after 2014 to the end of the reserve life.

2009	50

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,4]	Olympia Trust Company
Director, Chairman of the Board	Calgary, Alberta

Ross G. Clarkson
Director, President & CEO	LEGAL COUNSEL

Lloyd W. Herrick	Burnet, Duckworth & Palmer LLP
Director, Vice President & COO	Calgary, Alberta

Geoffrey C. Chase[1,2,4]
Director	BANK

Fred J. Dyment[1,3,4]	Standard Bank Plc
Director	London, England

Gary S. Guidry[1,2,3]
Director	AUDITOR

Erwin L. Noyes[2,3,4]	Deloitte & Touche LLP
Director	Calgary, Alberta

David C. Ferguson
Vice President, Finance, CFO & Corporate Secretary	EVALUATION ENGINEERS

1. Audit Committee	DeGolyer and MacNaughton Canada Limited
2. Reserves Committee	Calgary, Alberta
3. Compensation Committee
4. Governance and Nominating Committee	HEAD OFFICE

2500, 605 – 5th Avenue S.W.
INVESTOR RELATIONS	Calgary, Alberta, Canada T2P 3H5
Telephone: (403) 264-9888
Scott Koyich	Facsimile: (403) 264-9898
Telephone: (403) 262-9888
Email: investor.relations@trans- globe.com	EGYPT OFFICE

6 Badr Towers, 3rd Floor
Web Site: www.trans-globe.com	Ring Road
New Maadi, Cairo, Egypt